SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2





Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ] Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]




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                                      INDEX



Press Release dated February 19, 2003                                3-4
Signature Page                                                       5



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                                                                   Page 3


                                  Press Release

 Kinross Announces Operating Results for 2002 and Increased Ownership of Omolon

Toronto, Canada - February 19, 2003 - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross") is making lunch presentations to the Montreal Society of Financial Analysts today and the Toronto Society of Financial Analysts on February 20, 2003. The slides for these presentations are available at www.kinross.com. Prior to these presentations, Kinross is releasing the preliminary 2002 operating results for the following gold mining operations including those acquired in the recently completed combination with TVX Gold Inc. and Echo Bay Mines Ltd. and the acquisition of the TVX Newmont Americas joint venture.

Gold Mines Currently     Pro-forma Attributable 2002   Total Cash Cost per Gold
Operated by Kinross       Gold Equivalent Production           Equivalent Ounce
(Ownership Interest)                       (Ounces)              (US$ per Ounce)
                        ----------------------------  --------------------------
Knox (100%)                                  410,519                         232
Round Mountain (50%)                         377,747                         207
Kubaka (54.7% see below)                     220,972                         133
Lupin (100%)                                 113,835                         330
New Brittania (50%)                           53,745                         202
Kettle River (100%)                           30,626                         283
Blanket (100%)                                41,612                         243
Refugio (50%)                                 13,047                         186

Joint Venture Gold Mines
Operated by Other Companies

Porcupine (49%)1                              189,464                        201
Brasilia (49%)                                110,035                        167
La Coipa (50%)                                149,284                        226
Crixas (50%)                                   93,660                         88
Musselwhite (32%)                              66,879                        228

1. Represents 100% of production from Hoyle Pond to June 30, 2002, 49% of Porcupine JV for the remainder of 2002.

In addition, Kinross is pleased to announce that its Russian subsidiary, Omolon Gold Mining Company has purchased 25.0% of the shares of Omolon under the terms announced in the Kinross press release of October 16, 2002. The purchase of the balance of the Omolon shares is in process and will be reported upon its completion. All of the previously announced lawsuits between Omolon and its Russian shareholders have been dismissed. Assuming Omolon acquires all of the shares owned by Russians, Kinross' ownership of Omolon will increase to 100%.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and

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uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.


     For further information: e-mail info@kinross.com or contact:

     Robert M. Buchan                        Gordon A. McCreary
     President and Chief Executive Officer   Vice President, Investor Relations
     Tel. (416) 365-5650                     and Corporate Development
                                             Tel. (416)365-5132
     Carl B. Hansen
     Director Investor Relations
     Tel: (416) 365-5673


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                                   SIGNATURES

         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            KINROSS GOLD CORPORATION

                                            Signed:  /s/ Shelley M. Riley
                                                       ------------------
                                                       Shelley M. Riley
                                                       Corporate Secretary